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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
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                                AMENDMENT NO. 5
                                       TO

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                               ADAC LABORATORIES
                           (NAME OF SUBJECT COMPANY)

                               ADAC LABORATORIES
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   005313200
                         (CUSIP NUMBER OF COMMON STOCK)

                                R. ANDREW ECKERT
                            CHIEF EXECUTIVE OFFICER
                               ADAC LABORATORIES
                                540 ALDER DRIVE
                           MILPITAS, CALIFORNIA 95035
                                 (408) 321-9100
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH COPIES TO:

                              PAGE MAILLIARD, ESQ.
                     WILSON SONSINI GOODRICH & ROSATI, P.C.
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300

                                      AND

                            STEVE L. CAMAHORT, ESQ.
                     WILSON SONSINI GOODRICH & ROSATI, P.C.
                      ONE MARKET, SPEAR TOWER, 33RD FLOOR
                            SAN FRANCISCO, CA 94105
                                 (415) 947-2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Amendment No 5 ("Amendment No. 5") to Schedule 14D-9 amends and supplements the Schedule 14D-9A filed with the Securities and Exchange Commission ("SEC") on November 15, 2000 (as amended, the "Schedule 14D-9A") by ADAC Laboratories, a California corporation ("ADAC"), relating to the tender offer (the "Offer") commenced by Philips Medical Acquisition Corporation, formerly known as Academy Acquisition Company and a wholly owned subsidiary of Philips Holding USA, Inc., a Delaware corporation ("Philips"), on November 14, 2000 to purchase all of the outstanding shares of common stock, no par value, of ADAC and the associated rights to purchase series A junior participating preferred stock of ADAC, at a price of $18.50 per share, net to the sellers in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2000, and the related Letter of Transmittal disclosed in a Tender Offer Statement on Schedule TO, dated November 14, 2000, and filed with the Securities and Exchange Commission, as amended.

         The information in the Schedule 14D-9A is expressly incorporated herein by reference in response to all the items of this Amendment No. 5, except as otherwise set forth below.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         The fourth paragraph of Item 3 of the Schedule 14D-9A is hereby amended and supplemented to add the following after the last sentence of that paragraph:

         Philips Electronics North America Corporation, an affiliate of Philips, and Gerhard Burbach, the current President and Chief Operating Officer of ADAC, have entered, as of December 3, 2000, into an employment agreement and a letter agreement relating to the executive severance agreement between ADAC and Mr. Burbach dated September 2, 1998. These agreements are filed herewith as Exhibits 12 and 13, respectively, and are incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

         Item 9 of the Schedule 14D-9A is hereby amended and supplemented as follows:

         EXHIBIT NO.                        DESCRIPTION
         -----------                        -----------

             12 Employment Agreement Between Philips Electronics North America Corporation and Gerhard Burbach, dated December 3, 2000.

             13 Letter Agreement dated December 5, 2000, to Executive Severance Agreement dated September 2, 1998, between Philips Electronics North America Corporation and Gerhard Burbach.
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               ADAC LABORATORIES

                                               By: /s/ R. Andrew Eckert
                                                   -----------------------------
                                                   Name: R. Andrew Eckert
                                                   Title: Chairman of the Board

Dated: December 11, 2000